United States securities and exchange commission logo





                              September 5, 2023

       Marcos Sacal Cohen
       Chief Executive Officer
       Murano Global Investments Ltd
       AV. Paseo de las Palmas 1270
       Col. Lomas de Chapultepec
       11000, Mexico City, Mexico

                                                        Re: Murano Global
Investments Ltd
                                                            Registration
Statement on Form F-4
                                                            Filed August 9,
2023
                                                            File No. 333-273849

       Dear Marcos Sacal Cohen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed August 9, 2023

       Cover Page

   1. Please disclose the title and amount of securities being offered, as required by Item
                                                        501(b)(2) of Regulation
S-K, as referenced in Item 1 of Form F-4.
   2. Please provide the dealer prospectus delivery obligation information on the outside back cover page, as required
by Item 502(b) of Regulation S-K, as referenced in Item 2 of Form
                                                        F-4. Please also
provide the information required by Item 2(1) and (2) of Form F-4 on the inside front cover
page.
 Marcos Sacal Cohen
FirstName LastNameMarcos    Sacal Cohen
Murano Global  Investments Ltd
Comapany 5,
September NameMurano
             2023       Global Investments Ltd
September
Page 2    5, 2023 Page 2
FirstName LastName
Frequently Used Terms, page 3

3.       Please disclose Elias Sacal Cababie   s (ESC) relationship to Murano
here. Please include
         Marcos Sacal Cohen with his relationship to Murano in this section.

Questions and Answers About the Business Combination and the Extraordinary
Meeting
What will happen in the Business Combination?, page 11

4. Please provide clear disclosure throughout of all the transactions involved in the Business
         Combination. We note the reference to "among other transactions" in the question before and note that you do not discuss the business combination as it relates to the Murano the private operating company. Since shareholders will be voting to approve the business combination agreement, such information is material. In addition, when discussing the business combination, please provide clear disclosure on the timing of the transactions, including the merger of HCM with NewCay Co and the transaction whereby Murano will become a subsidiary of PubCo.
What equity stake will current HCM Holders and Murano Shareholders have in PubCo after the
Closing?, page 14

5. Please disclose in this section and elsewhere in the prospectus where similar disclosure is provided to disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities. What interests do HCM's current officers and directors have in the Business Combination?, page
16

6. Please quantify the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Please also clarify the reference to officer and director investments in the second bullet point. Clarify whether these were stock purchases, loans, fees due, or out of pocket expenses. In the third bullet point please quantify the value of the Founders Shares held by the independent directors.
         Please revise the fifth bullet point to identify each director that may continue as a director of PubCo. Please include disclosure regarding the private warrants held by the Sponsor and Cantor Fitzgerald. Lastly, please remove the reference to "among other things" and clearly disclose all material interests of these persons. Revise similar disclosures elsewhere in the prospectus.
What are the material U.S. federal income tax consequences of the Business Combination to me?, page 18

7. Please remove the references to the tax discussion in the prospectus being a "general discussion." Investors are entitled to rely on the opinion expressed. Refer to Section
         III.D.1 of Staff Legal Bulletin No. 19.
 Marcos Sacal Cohen
Murano Global Investments Ltd
September 5, 2023
Page 3
Summary of the Proxy Statement/Prospectus, page 23

8. Please revise to add disclosure about dilution to the HCM public shareholders. Please disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination, here or elsewhere as appropriate. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
9. Please disclose the complete mailing address and telephone numbers of the principal executive offices for the registrant, as required by Item 3(a) of Form F-4.
10. Please include a statement as to whether any regulatory requirements other than the U.S.
         federal securities laws, must be complied with or approval must be obtained in connection with the transaction, and if so, the status of such compliance or approvals. See Item 3(g)
         of Form F-4.
11. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
12. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by the non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
13. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Impact of the Business Combination on PubCo's Public Float, page 32

14. We note that Murano, the private operating company, only has one shareholder, who will be receiving shares in this transaction pursuant to a private placement. We also note that the Founder Shares are subject to a lock-up agreement. Please provide clear disclosure in this section and elsewhere as appropriate of the impact redemptions may have upon the ability of the company to be approved for listing on Nasdaq. Organizational Structure, pageSacal
FirstName LastNameMarcos        33 Cohen
Comapany
15.        NameMurano
       Please              Global and
              revise the Murano   Investments Ltd
                                      PubCo diagram to increase the size to
make it readable to
       investors.
September 5, 2023 Page 3
FirstName LastName
 Marcos Sacal Cohen
FirstName LastNameMarcos    Sacal Cohen
Murano Global  Investments Ltd
Comapany 5,
September NameMurano
             2023       Global Investments Ltd
September
Page 4    5, 2023 Page 4
FirstName LastName
Risk Factors, page 46

16. Please add risk factor disclosure regarding the controlled company status under Nasdaq rules.
Certain Material US Federal Income Tax Consideration, page 118

17. Please remove the word "certain" from the statement at the beginning of this section that
         "this section describes certain material U.S. federal income tax consequences ...." For
         guidance see Staff Legal Bulletin No. 19.III.C.1.
18. Please revise your disclosure in this section, and elsewhere, to remove language stating that this discussion is intended to be general in nature or you intend for certain tax treatment of the transaction. Please revise to clearly disclose the material tax consequences of the transaction and attribute the tax opinion to named counsel and file the tax opinion as an exhibit. Please also remove any statement that assumes the material tax consequences at issue (e.g., "The remainder of this discussion assumes that the Merger qualifies as a transaction described in Section 351(a) of the Code"). Refer to
         Section III of Staff Legal Bulletin No. 19 for guidance.
Proposal 1: The Business Combination Proposal
Background of the Business Combination, page 129

19. Please revise to more specifically describe how HCM determined to evaluate the 36 potential business combinations, and how that group was narrowed down to nondisclosure agreements with 23 of those potential targets, and then determined to negotiate letters of intent with the five potential targets. Please also describe the process by which Murano was determined to be the final candidate.
20. Please clarify whether Murano was the client of Nader, Hayaux y Goebel S.C. and whether the Nader firm introduced Murano to HCM. Please clarify whether the Nader firm brought any other client candidates to HCM.
21.      Please identify the    Newmark team    on page 131.
22. Please revise references throughout this section to HCM or representatives of HCM to clearly disclose the specific individuals of HCM involved in the various discussions.
23. Please revise your disclosure throughout this section to provide greater detail as to how the material terms of the transaction structure and consideration evolved during the negotiations.
The HCM Board of Directors Recommendation of and Reasons for the Business Combination, page 135

24. Please revise to briefly discuss the target opportunities that were rejected by the board and the reasons those opportunities were rejected.
 Marcos Sacal Cohen
FirstName LastNameMarcos    Sacal Cohen
Murano Global  Investments Ltd
Comapany 5,
September NameMurano
             2023       Global Investments Ltd
September
Page 5    5, 2023 Page 5
FirstName LastName
25. Please disclose whether and how the board took the consideration to be paid for the target company in the transaction into account in recommending the transaction. If the board did not take the consideration to be paid into account in recommending the transaction, please explain.
26. Please discuss what consideration, if any, the board gave in the August 1, 2023 reaffirmation of the recommendation of approval of the business combination to the sigificant redemptions that occurred in the April 2023 extension. Unaudited Prospective Financial Information of Murano, page 138

27. We are unable to located the unaudited prospective financial information of Murano.
         Please revise to include this financial information or advise. Summary of HCM Financial Analysis, page 139

28. We note the statement on page 140 that "CCM did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of HCM, Murano or any other entity." Please reconcile with the disclosure in the background of the business combination which states on page 131 that representatives of HCM and CCM traveled to Mexico City and Cancun to tour and inspect Murano's hotel projects.
29. Please revise to disclose a narrative summary of the analysis conducted by CCM or HCM, as applicable, comparing the Murano transaction to the precedent transactions. Please explain whether and how CCM incorporated the fact that Murano is developing industrial parks, in addition to hotels, in its analysis.
30.      We note that CCM reviewed Murano   s financial projections in
preparing the CCM
         Materials. Please provide your analysis as to whether the CCM Materials is a
            report   materially relating to the transaction ... from an outside party." If so, please
         provide the information required by Item 1015(b) of Regulation M-A and file such report as an exhibit. Refer to Item 4(b) of Form F-4.
31. We note that CCM was retained as a financial advisor to HCM. Please clearly describe the role of CCM in the de-SPAC transaction, and the level of diligence the financial advisor performed in connection with the transaction.
Interests of Certain HCM Persons in the Business Combination, page 142

32.      We note that    Sponsor, HCM   s directors and officers, Murano and/or
their respective
         affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire
         HCM Ordinary Shares.    Please revise your disclosure to explain how
such purchases
         would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to
         Tender Offer Rules and Schedules Compliance and Disclosure Interpretations 166.01 for
         guidance.
 Marcos Sacal Cohen
FirstName LastNameMarcos    Sacal Cohen
Murano Global  Investments Ltd
Comapany 5,
September NameMurano
             2023       Global Investments Ltd
September
Page 6    5, 2023 Page 6
FirstName LastName
Other Considerations, page 142

33. We note reference to a private placement in connection with the Business
         Combination. Please clearly disclose whether any of the parties to the business combination will or may contemplate a private placement concurrent with this business combination.
Business of Murano and Certain Information About Murano, page 148

34. Please disclose the information required by Item 4.A of Form 20-F as referenced in Item
         14 of Form F-4.
35. Please provide the disclosure required by Item 4.D. of Form 20-F regarding your property, as required by Item 14(b) of Form F-4. When discussing the current development projects please disclose the current status of each project development, the estimated costs of each development, and the impact upon the estimated timing to the extent financing is not obtained.
Description of Material Agreements, page 169

36. For those loans with variable interest rates, please clearly disclose the interest rate as of a recent date. Revise similar information on page 187.
37. Please disclose all material terms of the management agreements, including the compensation arrangements.
Environmental Matters, page 174

38. Please revise to disclose whether there are expected to be any obstacles to obtaining these permits.
Executive Compensation, page 174

39. Please disclose the total amounts set aside or accrued by the company or its subsidiaries to provide pension, retirement or similar benefits. See Item 6.B of Form 20-F as referenced in Item 18(a)(7)(i) of Form F-4.
Management of Murano, page 176

40. Please clearly disclose any familial relationships between the officers and directors. See
         Item 6.A.4 of Form 20-F as referenced in Item 18(a)(7) of Form F-4. Please also explain the inclusion of Shawn Matthews in this section, as he is an officer and director of HCM.
41. Please clearly disclose the directors of Murano and disclose any compensation paid to such directors. See Item 6.A and B of Form 20-F. Please also clearly disclose the anticipated compensation arrangements for the officers and directors of the company post-
         business combination.
 Marcos Sacal Cohen
FirstName LastNameMarcos    Sacal Cohen
Murano Global  Investments Ltd
Comapany 5,
September NameMurano
             2023       Global Investments Ltd
September
Page 7    5, 2023 Page 7
FirstName LastName
Liquidity and Capital Resources, page 185

42. We note that your current total debt as of December 2022 was Ps.$5,563.2 million and that you will likely need additional capital in the future. In order to keep investors informed, please disclose your total debt as of the most recent practicable date.
Debt, page 187

43. Please revise to provide the interest rate for the peso-denominated loan agreement, dated as of October 16, 2019, among Fideicomiso Murano 2000 and Banco Nacional de
         Comercio Exterior, S.N.C Instituci  n de Banca de Desarrollo.
44. Please reconcile and explain any differences between the debt instruments listed here and
         those listed under    Description of Material Agreements    beginning
on page 169.
45. We note the disclosure in this section that you were in compliance with all covenants and restrictions as of December 31, 2022, except the one breach discussed in this section.
         Please clearly disclose whether you had any additional breaches after this date.
Certain Murano Relationships and Related Transactions, page 189

46. Please include disclosure in this section regarding the Insurgentes Lease Agreements, which you disclose in the first risk factor on page 51 as with an affiliate.
47. Please revise the disclosure on page 190 to clearly disclose the total purchase price for the land acquisition.
Foreign Private Issuer Exemption, page 212

48. Please revise to identify the home country corporate governance practices that you intend to follow.
3. Summary of Significant Accounting Policies
(a) Basis of combination, page F-10

49. Please provide us with a detailed analysis of your determination that it is appropriate to provide audited combined financial statements of the Murano Group, rather than consolidated financial statements of the accounting acquirer, Murano PV, S.A. DE C.V.
50. Further to our above comment, we note the companies that comprise the Murano Group are under common control. Please tell us and revise your disclosure to further discuss your basis for establishing common control among the Murano Group companies. As a part of your response, for each of the entities comprising the Murano Group, please address the following:
             the ownership structure of each entity and the commonality among all entities how long the existing ownership group has held its ownership percentage and whether it has held the same percentage for the entire duration the interrelationships that may exist within the ownership group and whether any
 Marcos Sacal Cohen
Murano Global Investments Ltd
September 5, 2023
Page 8
             legal binding agreements exist among members of the ownership group where they have decided to vote their interest in concert.
         Alternatively, to the extent that common control exists because of some sort of contractual arrangement, please explain the arrangement and highlight its significant terms.
Murano Group Combined Financial Statements
13. Financial instruments Fair value and risk management, page F-38

51. It appears you have inadvertently omitted information on page F-38 following the phrase
         "The amounts related to valuation of derivative financial instruments registered in profit or loss were as follows:". Please clarify and/or revise accordingly.
Item 21. Exhibits, page II-1

52. Please revise to include a legality opinion and tax opinion, as required by Item 601 of
         Regulation S-K.
53. Please file as exhibits your long-term management agreements, if material. See Item
         601(b)(10) of Regulation S-K.
Signatures, page II-4

54. Please have the registration statement signed by, and identify, the principal executive, financial and accounting officers. See Instruction 1 to Signatures on Form F-4.
General

55. Please clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
56. We note that Cantor Fitzgerald & Co. was the underwriter for the initial public offering of
       HCM and it has advised on the business combination transaction with Murano. Please tell us, with a view to disclosure, whether you have received notice from Cantor Fitzgerald
       & Co. about it ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to Cantor Fitzgerald & Co. for the
       SPAC   s
FirstName        initial public offering.
           LastNameMarcos       Sacal Cohen
Comapany
57.    HCM   sNameMurano      Global
                charter waived   theInvestments Ltd
                                     corporate opportunities doctrine. Please
address this potential
       conflict
September       of interest
           5, 2023    Page 8and whether it impacted HCM   s search for an
acquisition target.
FirstName LastName
 Marcos Sacal Cohen
FirstName LastNameMarcos    Sacal Cohen
Murano Global  Investments Ltd
Comapany 5,
September NameMurano
             2023       Global Investments Ltd
September
Page 9    5, 2023 Page 9
FirstName LastName
58. We note that the press release attached as an exhibit to your Form 8-K filed on March 15,
         2023, stated that    [t] he transaction values Murano PV, S.A. DE C.V.
at a pro forma
         enterprise value of approximately $810 million, assuming $10 per share and
         approximately 85% redemptions.    Please reconcile with the disclosure
on page 193 that
         "HCM   s board of directors used as a fair market value for Murano of
$690,000,000 equity
         value." Please disclose how you calculated the value of Murano.
59. Please include a separate section on enforcement of liabilities addressing the ability of shareholders to enforce their legal rights under United States securities laws. Please clearly identify those officers and directors who are located outside of the United States and address the ability of shareholders to enforce their legal rights under United States securities laws against these officers and directors. For example, revise to discuss the limitations on investors being able to effect service of process and enforce civil liabilities in Bailiwick of Jersey, lack of reciprocity and treaties, and cost and time constraints. See
         Item 101(g) of Regulation S-K. In addition, consider adding risk factor disclosure.
60. We note that many of the images in the prospectus are artistic renderings for construction projects that are still in the development stage. Please remove such images as it would not be appropriate to depict products that do not exist. For guidance, refer to Question 101.02 of Securities Act Forms Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of Real
Estate & Construction
cc:      Hugo F. Triaca